

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

July 21, 2009

Mr. Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

> **Re: The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 7, 2009**
> **Definite Proxy Statement on Schedule 14A**
> **Filed on March 30, 2009**
> **File No. 001-09700**

Dear Mr. Bettinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief